UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Corus Bankshares, Inc.

(Name of Issuer)

Common Stock, $0.05 Par Value

(Title of Class of Securities)

220873103

(CUSIP Number)

Robert J. Glickman
3959 N. Lincoln Ave
Chicago, IL 60613
(773) 832-3456

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 220873103

1	NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS
(ENTITIES ONLY)
Robert J. Glickman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 4,980,053

	8	SHARED VOTING POWER 99,152

	9	SOLE DISPOSITIVE POWER 4,980,053

	10	SHARED DISPOSITIVE POWER 99,152

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,079,205

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.2%

14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

Name of Issuer: Corus Bankshares, Inc.

Class of Equity Security: Common Stock, $.05 par value

Address of Executive Offices:
3959 N. Lincoln Ave
Chicago, IL 60613

Item 2. Identity and Background

(a)	Name: Robert J. Glickman

(b)	Business Address:
	i.	3959 N. Lincoln Ave
	ii.	Chicago, IL 60613

(c)	Principal Occupation:
	i.	Banker – President and Chief Executive Officer
	ii.	Corus Bankshares, Inc.
	iii.	3959 N. Lincoln Ave
	iv.	Chicago, IL 60613

(d)	Criminal Convictions:
	i.	None

(e)	Civil Proceedings:
	i.	None

(f)	Citizenship
	i.	USA

Item 3.  Source and Amount of Funds or Other Consideration

          On December 19, 2005, Robert J. Glickman distributed beneficial ownership of 526,660 shares for no consideration as a distribution from a Grantor Retained Annuity Trust established by Robert J. Glickman, dated December 19, 2003.

Item 4.  Purpose of Transaction

          The Robert J. Glickman Trust was created and funded for estate planning purposes.  Neither the Trust nor Robert J. Glickman have any plans to cause:

(1)	any extraordinary corporate transactions, such as a merger or reorganization
(2)	a sale of a material amount of assets of the issuer
(3)	any change in the present board of directors or management of the issuer,
(4)	any material change in the present capitalization or dividend policy of the issuer.

Item 5.  Interest in Securities of the Issuer

(a)	aggregate number of shares owned:
5,079,205 shares
percentage of class owned:
18.2%

(b)	number of shares with sold power to vote:
4,980,053
number of shares with shared voting power:
99,152
number of shares with sole dispositive power:
4,980,053
number of shares with shared dispositive power:
99,152

(c)	any transactions in the common stock of Corus Bankshares during the past 60 days:
None

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

          Corus Bankshares granted Robert J. Glickman the option to acquire 850,000 shares of common stock at $20.88 per share.  The expiration dates range from 2009 to 2015.  656,000 shares are vested as of this date.

Item 7.  Material to be Filed as Exhibits

          None.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date. December 20, 2005	/s/ Robert J.Glickman

Robert J.Glickman